UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent management team

Paris, July 20, 2011 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced the following management changes being made with immediate effect.

As part of the company’s continuing focus on applications and services, a new business group - Software, Services & Solutions – has been formed, and will be lead by Adolfo Hernandez as its President. Replacing him, Stephen Carter will become President of the EMEA Region, and will retain oversight of Global Marketing and Communications. Corporate Strategy will come under the leadership of Jeong Kim, President of Bell Labs, thus consolidating ties between innovation, R&D and strategic direction. In addition, Robert Vrij, President Americas Region, will assume the additional responsibility of the company’s strategic alliances, including the telecommunications and IT alliance with HP. Vivek Mohan will leave the company to pursue his career outside of Alcatel-Lucent.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, Alcatel-Lucent is a leader in mobile, fixed, IP and Optics technologies, and a pioneer in applications and services. Alcatel-Lucent includes Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach.

The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http:// twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : + 33 (0) 1 30 77 30 38
ALIX CAVALLARI	alix.cavallari@alcatel-lucent.com	T : + 33 (0)1 40 76 16 58
ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
DON SWEENEY	don.sweeney@alcatel-lucent.com	T : + 1 908 582 6153
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CONSTANCE DE CAMBIARE	Constance.De_Cambiaire@alcatel-lucent.com	T : + 33 (0)1 40 76 10 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer